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                           February 8, 2021

       Matt Susz
       Senior Vice President and Chief Financial Officer
       Jo-Ann Stores Holdings Inc.
       5555 Darrow Road
       Hudson, Ohio 44236

                                                        Re: Jo-Ann Stores
Holdings Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted January
28, 2021
                                                            CIK No. 0001834585

       Dear Mr. Susz:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement submitted January 28,
2021

       Prospectus Summary
       JOANN Overview, page 1

   1. We note your revised disclosure in response to comment 3 that the secular themes your industry is
experiencing include heightened DIY customer behavior, amplified participation from both
new and existing customers and increased digital engagement. To the extent applicable,
please disclose the impact that the COVID-19 pandemic has had on accelerating these
themes.
 Matt Susz
FirstName LastNameMatt   Susz
Jo-Ann Stores Holdings Inc.
Comapany8,NameJo-Ann
February   2021         Stores Holdings Inc.
February
Page 2 8, 2021 Page 2
FirstName LastName
Digital Platform and Digital Assets Enable Scalable Profitable Growth, page 11

2. We note your revised disclosure, here and in your Business section, that your total customer database has grown 43% since the end of fiscal year 2018. To provide investors more context for the growth you have seen in 2020, please also disclose the year-over-
         year growth rate from 2018 to 2019, or provide a visual representation of the same as you have done on pages 3 and 89 with respect to your omni-channel net sales.
Summary Consolidated Financial and Operating Data
Adjusted EBITDA, page 21

3. Please refer to comment 7. Please confirm our understanding that the functions performed under this management agreement will cease at the point of the IPO and will not continue in any other form subsequently in house.
4. We note your response to comment 8. With regard to costs classified as "strategic initiatives," we do not object to the reconciling items (c) acquisition costs and (h) IPO costs. However, the remaining items listed as part of this reconciling item appear to be regular costs of running a business. For example, determining the optimal layout and design of a store floor plan is a normal function of operating a retail store, as are product sourcing, determining retail channels, optimizing customer experience, and determining ways to generate revenue and reduce expenses. Although these individual third-party contracts may be non-recurring, the functions these contracts performed appear to be normal, recurring, cash operating expenses necessary to operate a business. As such, please remove the adjustments not related to acquisition costs and IPO costs. Refer to the guidance in Question 100.01 of the Compliance and Disclosure Interpretation on Non-
         GAAP Measures.
5. As a related matter, costs related to technology system implementation may be important to discuss as part of your comparative discussion of general and administrative expense in
         Results of Operations, the inclusion of these items as reconciling items to Adjusted
         EBITDA may not be appropriate as these are normal, recurring, cash operating expenses necessary to operate your business. Please remove these items from your reconciliation of this non-GAAP measure, or further support their inclusion. Refer to the guidance in
         Question 100.01 of the Compliance and Disclosure Interpretation on Non-GAAP
         Measures.
6. We note that you opened new stores in fiscal 2016, 2017, 2018 and 2019. Explain to us in detail why you believe the adjustment for location pre-opening costs is appropriate in light of your historical openings and store expansion plan. Refer to the guidance in Question
         100.01 of the Compliance and Disclosure Interpretation on Non-GAAP Measures.
 Matt Susz
FirstName LastNameMatt   Susz
Jo-Ann Stores Holdings Inc.
Comapany8,NameJo-Ann
February   2021         Stores Holdings Inc.
February
Page 3 8, 2021 Page 3
FirstName LastName
Dividend Policy, page 54

7. We note your revised disclosure in response to comment 10. Please further revise your disclosure to quantify the anticipated size of your intended quarterly dividend.
       You may contact Amy Geddes at 202-551-3304 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Drew Capurro, Esq.